UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRC Markets LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 Johnnie Dodds Blvd, Suite 300
                          (No. and Street)

Mt. Pleasant	SC	29464
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marci Wessels, Principal Financial Officer   (212) 219-6069
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC
                          (Name – if individual, state last, first, middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Marci Wessels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRC Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW PIZZO NOTARY PUBLIC ID Number 02PI6333045 Comm. Expires Nov 16, 2023 QUALIFIED IN NEW YORK COUNTY STATE OF NEW YORK

STATE OF New York
County of New York

Notary Public

Signature

Principal Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRC MARKETS LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

TRC MARKETS LLC

CONTENTS

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
TRC Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TRC Markets LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 23, 2021



TRC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	8,639,675
Receivable from clearing broker		6,466,799
Receivable from affiliate		977,596
Rebate receivable		8,270,181
Other assets		37,848
Total assets	$	24,392,099
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	289,606
Due to Tower Research Capital LLC (Note 5)		812,294
Total liabilities		1,101,900
Member's equity		23,290,199
Total liabilities and member's equity	$	24,392,099

See accompanying notes to financial statements.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

TRC Markets LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of agency execution in, but not limited to, exchange-traded funds ("ETFs") and equities in the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, as well as Financial Industry Regulatory Authority ("FINRA"), which is its designated examining authority ("DEA") as of December 31, 2020.

The Company is exempt from preparing a Customer Reserve computation pursuant to SEC Rule 15C3-3(k)(2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

Brokerage Commissions

The Revenue from Contracts with Customers ("ASC Topic 606") guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company executes securities transactions on behalf of its customer. Each time the customer enters into a buy or sell transaction, the company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Exchange Rebates, net

Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement of liquidity from the order flow in the market place related to the trading of an affiliate. These rebates are received or paid for the execution of trades by an affiliate and are recorded on a trade date basis. During 2020, the Company incurred $3,118,560 of exchange fees and recorded $161,901,837 of exchange rebates. Rebate receivables are carried at amortized cost, net an allowance for credit losses. At December 31, 2020 the Company had $8,270,181 of rebate receivables on the Statement of Financial Condition. The Company has no allowance for credit losses for the rebate receivable as of and for the year ended December 31, 2020.

Brokerage, Exchange and Clearance Fees

Brokerage, exchange and clearance fees comprise the costs of executing and clearing trades and are recorded on a trade date basis.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

Allowance for Credit Loss

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified rebate receivables and receivable from clearing broker as impacted by the new guidance. The Company believes there is no impact to opening member's equity upon adoption of ASC 326. The Company has no allowance for credit losses for the rebate receivable and receivable from clearing broker as of and for year ended December 31, 2020.

The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the following aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $14,004,574, which was $13,904,574 in excess of its minimum net capital requirement of $100,000.

3. Concentrations of credit risk

The Company maintains its cash balances in financial institutions in excess of federally insured limits. The Company does not consider itself to be at risk with respect to its cash balances.

4. Fair value hierarchy

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivable from clearing broker, receivable from affiliate, rebate receivable, other assets, and Due to Tower Research Capital LLC.

The following table presents the carrying values and estimated fair values at December 31, 2020, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$ 8,639,675	$ 8,639,675	$ –	$ –	$ 8,639,675
Rebate receivable	8,270,181	–	8,270,181	–	8,270,181
Receivable from clearing broker	6,466,799	–	6,466,799	–	6,466,799
Receivable from affiliate	977,596	–	977,596	–	977,596
Other assets	37,848	–	37,848	–	37,848
TOTALS	$ 24,392,099	$ 8,639,674	$ 15,752,424	$ –	$ 24,392,099
LIABILITIES					
Due to Tower Research Capital LLC	$ 812,294	$ –	$ 812,294	$ –	$ 812,294
TOTALS	$ 812,294	$ –	$ 812,294	$ –	$ 812,294

5. Related party transactions

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, as well as office and administrative support services. For the year ended December 31, 2020, the total fees charged by the Parent were $5,688,678, which is reflected on the Statement of Operations. As of December 31, 2020, $812,294 is due to the Parent related to these expenses, which is included in Due to Tower Research Capital LLC on the Statement of Financial Condition.

The Company enters into securities transactions such as trade executions for its affiliated customer, Spire X Trading LLC. At December 31, 2020, the total receivable from affiliate was $977,596. Spire X Trading LLC accounted for 100% of the commission fees revenue for the year ended December 31, 2020. Commissions calculations may have differed if such transactions were executed with unrelated parties.

6. Receivable from clearing broker

The amounts receivable and payable from brokers arise in the ordinary course of business.

At December 31, 2020, the receivable from clearing broker in the Statement of Financial Condition consists of cash from one broker. The Company has also agreed to maintain a minimum net liquidating balance of $100,000 with the broker. The amount held at the broker at December 31, 2020 is $6,466,799. The Company had a clearing agreement with ABN AMRO Clearing Chicago LLC, (the "Clearing Broker"). The Clearing Broker clears the Company's security transactions. The Company has no allowance for credit losses for the receivable from clearing broker as of and for the year ended December 31, 2020.

7. Commitments, contingencies, and guarantees

At December 31, 2020, the Company does not have any material commitments or contingencies that could result in a loss or future obligation.

8. Subsequent events

The Company made $17,000,000 in distributions to its Parent through February 23, 2021.